

B O L D

Stronger Faster Boulder Co.
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $124,000

Offering End Date: May 17, 2023

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Stronger Faster Boulder Co.

Founded: December 18, 2017

Address: 645 Tenacity Drive, Unit E
             Longmont, CO 80504

Industry: Athletic Associations

Employees: 4

Website: boulderthon.org

Use of Funds Allocation:

If the maximum raise is met:

$75,000 (60.48%) – of the proceeds will go towards marketing/advertising
$30,000 (24.19%) – of the proceeds will go towards debt refinancing
$13,420 (10.82%) – of the proceeds will go towards athlete incentives/prizes
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 27,100 Followers

SMBx

BOLD

Business Metrics:

	FY21	FY22
Total Assets	$82,161	$183,204
Cash & Cash Equivalents	-$24,560	$13,877
Accounts Receivable	$0	$0
Short-term Debt	$265	$41,765
Long-term Debt	$185,627	$168,084
Revenue	$277,605	$467,715
Cost of Goods Sold	$0	$0
Taxes	$0	$0
Net Income	-$73,340	$133,643

Recognition:

Stronger Faster Boulder Co. (DBA Boulderthon) is set at the foothills of the Rockies in Boulder, Colorado, named the happiest city in the country by National Geographic. The races series brings together runners from all 50 states and 15 countries. Boulderthon® nearly tripled in size last year, earning rave reviews from runners and media. Boulderthon® is a Boston Marathon Qualifying (BQ), USATF Sanctioned Event, measured by a Level A USATF Course Measurer, representing the highest level of certification for a marathon race series. Their goal is to bring people together from all over the world to create a uniquely memorable experience, in the world-class city of Boulder.

About:

Stronger Faster Boulder Co. (DBA Boulderthon) was created by avid New York Road Runners runner, Phil Dumontet, to spread the joy of marathons. He believes Boulder, one of the great running hubs of the country, deserved a world-class marathon series. He created the signature Boulder Marathon race series to bring people together, and believes that marathon days are some of the most fun, memorable & inspiring days of the year in cities, for runners and spectators alike. Promoting the tremendous power of running to inspire, transform & improve lives, sharing the community & beauty of Boulder, CO with the world is the goal of Boulderthon®.

For more information, contact our Customer Support Team at support@thesmbx.com

